UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Periodic Filing Requirement

On May 19, 2026, Innovation Beverage Group Ltd. (the “Company”) received notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with the periodic filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

On September 17, 2026, the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”). On September 18, 2026, the Company received a letter from Nasdaq confirming that the Company now complies with Nasdaq Listing Rule 5250(c)(1) and that the matter is closed.

Stockholders’ Equity Requirement

On September 22, 2026, the Company received a letter from Nasdaq notifying the Company that it no longer complies with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity. As reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, the Company’s stockholders’ equity was ($1,469,914). Nasdaq also determined that, as of the date of the letter, the Company did not meet the alternative continued listing standards based on the market value of listed securities or net income from continuing operations. A copy of the Company’s press release regarding the foregoing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Unaudited Balance Sheet as of March 31, 2026

Attached hereto as Exhibit 99.2 is the Company’s unaudited consolidated balance sheet as of March 31, 2026 (the “Balance Sheet”). The Balance Sheet does not incorporate the financial information of BlockFuel Energy Inc. (“BlockFuel”), in which the Company acquired a 51% ownership interest on March 16, 2026, as previously disclosed in the Company’s Report on Form 6-K filed with the SEC on March 25, 2026. As reflected in the Balance Sheet, the Company’s stockholders’ equity as of March 31, 2026 was $5,003,707.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Innovation Beverage Group Ltd., dated September 25, 2026
99.2	Unaudited Consolidated Balance Sheet of Innovation Beverage Group Ltd. as of March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: September 25, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer